Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS SECOND QUARTER 2020 RESULTS

MANILA, PHILIPPINES. JULY 28, 2020 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that consolidated net sales decreased by 22%, reaching PHP 9.6 billion during the first six months of 2020, versus the comparable period in 2019. Sales decreased by 35% year-over-year in the second quarter, reaching about PHP 4.0 billion.

Domestic cement volumes decreased by 17% during the first half of 2020 versus the same period in 2019. For the quarter, domestic cement volumes declined by 31% year-over-year. CHP’s domestic cement prices during the second quarter and first half of the 2020 were 6% lower year-over-year, reflecting declines during the second half of 2019.

Operating EBITDA during the first six months of 2020 was at PHP 1.8 billion, a decrease of 22% versus the same period in 2019.

Operating EBITDA margin was flat year-over-year at 19% for the first half of 2020, impacted by lower volumes and prices, which were partially offset by cost reduction initiatives and lower absolute distribution expenses.

Net income was at PHP 135 million for the first six months of 2020 versus PHP 802 million in the same period last year. Operating earnings were adversely affected by lower activity due to COVID-19 quarantine measures.

Ignacio Mijares, CHP President and CEO, said: “The second quarter was very challenging for our company, with our volumes adversely impacted by quarantine measures nationwide. But we have seen construction activity gradually return with the easing of restrictions, starting the second half of May.

We remain committed to supplying the Philippines with high quality cement to build the country for many years to come. By acting safely always, working together as one team, and focusing on the tasks at hand, I am encouraged that we will be able to surmount the challenges that lie ahead.”

On June 30, CHP reached an agreement with BDO Unibank, Inc. amending the Term Loan Facility Agreement dated February 1, 2017, entered into by and between CHP, as the Borrower, and BDO Unibank, Inc., as the Lender, so that CHP is required to comply with certain financial covenants commencing on June 30, 2021. No other new or revised terms and conditions to the Facility Agreement were made.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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